Seward & Kissel LLP

901 K Street, NW

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

May 8, 2024

Via EDGAR CORRESPONDENCE

Mr. Christopher R. Bellacicco, Esq.

Attorney-Adviser

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	North Square Investments Trust – Fort Pitt Capital Total Return Fund
File No. 333-278569

Dear Mr. Bellacicco:

This letter responds to comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) regarding the registration statement filed on April 9, 2024 (the “Proxy Statement/Prospectus”) on Form N-14 for the Fort Pitt Capital Total Return Fund (the “Fund”), a series of North Square Investments Trust (the “Registrant”). You provided the Staff’s comments to the Proxy Statement/Prospectus by telephone on May 2, 2024 to Robert M. Kurucza, Esq., Karen Jacoppo-Wood, Esq. and Gary Grasso, Esq.

The Staff’s comments and our responses thereto on behalf of the Registrant and the Fund are set forth below. Where applicable, revisions indicated in response to your comments will be reflected in a subsequent Rule 497 filing. All capitalized terms not defined herein have the meaning given to them in the Proxy Statement/Prospectus.

Comment 1. We remind you that the Registrant and its management are responsible for the accuracy and adequacy of the disclosure notwithstanding any review, comment, action, or absence of action by the Staff.

Response. The Registrant acknowledges the responsibility described above.

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Comment 2. Please confirm that the Annual Fund Operating Expenses tables and Example tables, which are based on actual expenses incurred during the Acquired Fund’s annual period ended October 31, 2023, are current.

Response. The Registrant confirms that the Annual Fund Operating Expenses tables and Example tables, which are based on actual expenses incurred during the Acquired Fund’s annual period ended October 31, 2023, are current.

Comment 3. Please confirm the term of the Acquiring Fund’s Expense Cap that is bracketed in the Proxy Statement/Prospectus.

Response. The Registrant confirms that the Acquiring Fund’s Expense Cap will remain in effect through at least February 27, 2026.

Comment 4. Please add disclosure in the Example table clarifying that the Example also takes into account the contractual fee waiver in place.

Response. The Registrant has revised the disclosure as follows (emphasis added):

This Example is intended to help you compare the cost of investing in the Funds with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Funds for the time periods indicated and then redeem or hold all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same (taking into account the Expense Cap only in the first year). Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

Comment 5. In the section entitled “AST Board Considerations in Approving the Reorganization,” please indicate supplementally whether there were any drawbacks or material considerations adverse to the Proposal that were considered by the Board.

Response. While individual members of the Board may have weighed certain factors differently, the Board’s determination to approve the Reorganization was based on a comprehensive consideration of all information provided to the Board with respect to the approval of the Reorganization, and the disclosure included in the Proxy Statement/Prospectus reflects the factors considered by the AST Board in making its determination. These factors are set forth in the section entitled “AST Board Considerations in Approving the Reorganization” in the Proxy/Prospectus on pages 18-19 and did not include any negative factors.

Comment 6. Please provide the proxy card which will be used to solicit proxies with respect to the Reorganization contemplated by the Proxy Statement/Prospectus.

Response. A form of proxy card is provided with this response.

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If you have any questions or need further information, please call me at 202-737-8833.

Sincerely,

/s/ Robert M. Kurucza

Robert M. Kurucza

Enclosure

cc: G. Grasso, Esq.

K. Jacoppo-Wood, Esq.

YOUR VOTE IS IMPORTANT NO MATTER HOW MANY SHARES YOU OWN. PLEASE CAST YOUR PROXY VOTE TODAY!

PROXY CARD

Fort Pitt Capital Total Return Fund

PROXY FOR A SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 20,2024

The undersigned hereby appoints each of Jeffrey T. Rauman, Kevin Hayden and Elaine E. Richards, as proxies of the undersigned, with full power of substitution, and hereby authorizes either of them to vote on behalf of the undersigned all shares of the Fund that the undersigned is entitled to vote at the Special Meeting of Shareholders of the Fund to be held at 11:00 am (Central Time), on June 20, 2024. All shareholders are encouraged to cast a vote for their shares prior to June 19th so that Fund may reach a quorum to hold the meeting and at any postponements or adjournments thereof, as fully as the undersigned would be entitled to vote if personally present. This proxy will be governed by and construed in accordance with the laws of the State of Delaware and applicable federal securities laws. The execution of this proxy is not intended to, and does not, revoke any prior proxies or powers of attorney other than the revocation, in accordance with the laws of the State of Delaware and applicable federal securities laws, of any proxy previously granted specifically in connection with the voting of the shares subject hereto. This proxy may be revoked at any time prior to the exercise of the powers conferred thereby.

Do you have questions?If you have any questions about how to vote your proxy or about the meeting in general, please call toll-free 1-866-796-1285. Representatives are available to assist you Monday through Friday 9 a.m. to 10 p.m. Eastern Time.

Important Notice Regarding the Availability of Proxy Materials for this Special Meeting of Shareholders to Be Held on June 20, 2024. The proxy statement for this meeting is available at:

https://vote.proxyonline.com/fortpitt/docs/proxy2024.pdf

[PROXY ID NUMBER HERE]	[BAR CODE HERE]	[CUSIP HERE]

Fort Pitt Capital Total Return Fund

YOUR SIGNATURE IS REQUIRED FOR YOUR VOTE TO BE COUNTED. The signer(s) acknowledges receipt with this Proxy Statement of the Board of Trustees. Your signature(s) on this should be exactly as your name(s) appear on this Proxy (reverse side). If the shares are held jointly, each holder should sign this Proxy. Attorneys-in-fact, executors, administrators, trustees or guardians should indicate the full title and capacity in which they are signing.
PROXY CARD

SIGNATURE (AND TITLE IF APPLICABLE)	DATE

SIGNATURE (IF HELD JOINTLY)	DATE

This proxy is solicited on behalf of the Fund’s Board of Trustees, and the Proposal has been unanimously approved by the Board of Trustees and recommended for approval by shareholders. When properly executed, this proxy will be voted as indicated or “FOR” the proposal if no choice is indicated. The proxy will be voted in accordance with the proxy holders’ best judgment as to any other matters that may arise at the Special Meeting.

THE BOARD OF TRUSTEES OF THE FUND UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSAL.

TO VOTE, MARK CIRCLES BELOW IN BLUE OR BLACK INK AS FOLLOWS. Example:	●
		FOR	AGAINST	ABSTAIN

1.	To approve the Agreement and Plan of Reorganization and Termination providing for (a) the acquisition of all of the assets of the Acquired Fund by a newly created series of North Square Investments Trust of the same name (the “Acquiring Fund”) in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of all liabilities of the Acquired Fund and (b) the subsequent liquidation, termination and dissolution of the Acquired Fund.	○	○	○

2.	If necessary, to adjourn or postpone the Meeting to permit further solicitation of proxies in the event that a quorum does not exist or a quorum exists but there are not sufficient votes at the time of the Meeting to approve the Proposal

THANK YOU FOR VOTING

[PROXY ID NUMBER HERE]	[BAR CODE HERE]	[CUSIP HERE]